ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6
Tel: (403) 278-8811 – Fax (403) 225-5745

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. CLOSES PRIVATE PLACEMENT

Calgary, Alberta, March 2nd, 2004 –Anthony Clark International Insurance Brokers Ltd. (the “Company”)-- (Toronto Stock Exchange: ACL) is pleased to announce the closing of a $336,765.44 private placement of the Company at a price of $1.28 per Unit. The private placement proceeds will be added to the Company’s working capital.

Pursuant to the private placement, the Company has issued 263,098 Units (4,000 of these Units were issued to Canaccord Capital Corporation as a commission). Each Unit consists of one common share and one common share purchase warrant (the “Warrant”). Each Warrant is exercisable to purchase an additional common share of the Company at a price of $1.60 per share for a period of 24 months from the closing date of the private placement, which may result in an additional $420,956.80 of proceeds to the Company.

Anthony Clark is a general insurance broker and has expanded principally though internal growth and brokerage acquisitions and processes approximately CDN$68,000,000 (U.S.$53,000,000) annually in insurance premiums for its 23,000 customers.

For further information:

Press Contacts – North America	Barry Kaplan
Barry Kaplan Associates
New Jersey
Telephone: (732) 747-0702
Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd.	Mr. Tony Consalvo, C.O.O.
Telephone: (403) 225-5100
Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forwardlooking statements. Factors that may cause or contribute to such differences include, among other things, the Company’s ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company’s public filings under “Risk Factors.” The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

On behalf of
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Primo Podorieszach, C.E.O.